SEC Mail Processing Section
DEC 29 2009
Washington, DC
121

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09041443

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID SHERMAN & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road - Suite 903
(No. and Street)

Northbrook (City) | Illinois (State) | 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart L. Pinkert (847) 509-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Brown, P.C. IL License #060-003509
(Name – *if individual, state last, first, middle name*)

450 Skokie Blvd - Suite 602 (Address) | Northbrook (City) | IL (State) | 60062-7914 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/19/10

OATH OR AFFIRMATION

I, Stuart L. Pinkert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David Sherman & Company, as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBERT P SOWERSBY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/13

Stuart Pinkert
Signature

PRESIDENT
Title

Robert P. Sowersby
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID SHERMAN & COMPANY

FINANCIAL STATEMENTS

FOR THE YEAR ENDED OCTOBER 31, 2009

CONTENTS

SUPPLEMENTARY INFORMATION

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

450 Skokie Blvd., Suite 602
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

DAVID SHERMAN & COMPANY
Northbrook, Illinois 60062

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of DAVID SHERMAN & COMPANY, an S corporation, as of October 31, 2009, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of DAVID SHERMAN & COMPANY, at October 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In connection with our examination of the financial statements of DAVID SHERMAN & COMPANY, for the year ended October 31, 2009, we have also examined the accompanying statements and schedules:

Statement of Changes in Shareholder's Equity
Computation of Net Capital
Reconciliation Pursuant to Rule 17a-5 (d)(4)
Computation of Aggregated Indebtedness
SIPC Supplemental Report

The supplementary information, although not considered necessary for generally accepted accounting principles, however, in our opinion, such schedules present fairly the information required to be set forth therein, in conformity with the rules of the Securities and Exchange Commission.

The SIPC Supplemental Report, in our opinion, the assessments were determined fairly in accordance with the applicable instructions and forms of the Securities Investor Protection Corporation.

Bernstein & Brown, P.C.

November 23, 2009

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Financial Condition

October 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$338,249	
Commissions receivable	24,275	
Total Current Assets		$362,524
PROPERTY AND EQUIPMENT		
Furniture and fixtures	20,712	
Less: Accumulated depreciation	(20,712)	
Total Property and Equipment		0
OTHER ASSETS		
Security deposit		25,000
Total Assets		$387,524

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Current Liabilities		
Broker clearance fees		$5,137
State income taxes payable		1,255
Total Current Liabilities		6,392
SHAREHOLDER'S EQUITY		
Capital stock		
8,000,000 shares common stock authorized;		
$.03 par value; 250,000 shares issued and outstanding	7,500	
Paid-in capital	109,558	
Retained earnings, per accompanying statement	264,074	
Total Shareholder's Equity		381,132
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$387,524

The accompanying notes are an integral part of this statement.

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Income and Retained Earnings

For the Year Ended October 31, 2009

REVENUE	
Commissions	$487,254
Administration fees	106,679
Consulting	4,900
Interest	7,633
Total Revenue	$606,466
EXPENSES	
Clearance fees	$79,510
Commissions	2,923
Employee compensation and related benefits	352,045
Occupancy and equipment	35,964
Professional fees	5,500
Other operating expenses	6,138
Profit sharing contribution	42,000
Total Expenses	$524,080
INCOME BEFORE INCOME TAXES	$82,386
INCOME TAXES	
State income taxes	1,255
NET INCOME TO RETAINED EARNINGS	$81,131
RETAINED EARNINGS NOVEMBER 1, 2008	332,005
LESS: DISTRIBUTION TO SHAREHOLDER	149,062
RETAINED EARNINGS OCTOBER 31, 2009	$264,074

The accompanying notes are an integral part of this statement.

DAVID SHERMAN & COMPANY

Statement of Cash Flows

For the Year Ended October 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$81,131
Changes in assets and liabilities	
Commissions receivable	15,621
Broker fees	(2,998)
State income taxes payable	(1,039)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$92,715
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends to shareholder	($149,062)
NET CASH APPLIED TO FINANCING ACTIVITIES	($149,062)
NET DECREASE IN CASH	($56,347)
CASH AT BEGINNING OF YEAR	394,596
CASH AT END OF YEAR	$338,249
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
INTEREST PAID IN CASH	$0
INCOME TAXES PAID IN CASH	$2,310

The accompanying notes are an integral part of this statement.

DAVID SHERMAN & COMPANY

Notes to the Financial Statements
October 31, 2009

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - DAVID SHERMAN & COMPANY is a registered security broker dealer.

Method of Accounting - The Company utilizes the accrual method of accounting for all financial purposes.

Cash Equivalents - The Company recognizes that cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local financial institutions. At times such deposits may be in excess of the governmental insurance limit.

Securities Transactions - Securities transactions and related commission income and expense are recorded on the dates of the trade.

Property and Equipment - The property and equipment is stated at cost. Depreciation is computed over the useful life of the assets utilizing the straight-line method for book and financial statement purposes. For income tax purposes, the company utilized straight line and accelerated depreciation methods.

Retirement Plan - The Company has a defined contribution profit sharing plan covering eligible employees.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE B: INCOME TAXES

The company has been approved by the Internal Revenue Service as an S Corporation for income tax purposes. As such, all profits and losses flow directly to the shareholder of the company. S Corporations are subject to state income taxes.

DAVID SHERMAN & COMPANY

Notes to the Financial Statements
October 31, 2009

NOTE C: RETIREMENT PLAN

The company has a defined contribution profit sharing plan covering eligible employees. Plan contributions are provided at the discretion of management. The contribution to the plan for the year ended October 31, 2009 aggregated $42,000.

NOTE D: NET CAPITAL REQUIREMENTS

The company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the company is required to maintain a "net capital" equivalent to $5,000 effective as of July 19, 1998 or 6 2/3% of "aggregated indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregated indebtedness change from day to day, but at October 31, 2009 the company had net capital of $ 381,132 and net capital requirements of approximately $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

NOTE E: COMMITMENTS

The company has entered into a sublease for office premises that aggregates an estimated monthly base rental of twenty (20) percent of the total rent payable pursuant to the lease of May 1, 2009 plus annual rental adjustments. The sublease expires on April 30, 2014.

Future estimated minimum rental payments are as follows:

Fiscal Year Ended October 31:			
	2010 and thereafter	$	7,286

NOTE F: CUSTOMER POSSESSION AND CONTROL

The company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the broker dealer.

SUPPLEMENTARY INFORMATION

DAVID SHERMAN & COMPANY

Statement of Changes in Shareholder's Equity

For the Year Ended October 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance - November 1, 2008	$7,500	$109,558	$332,005	$449,063
Net Income (Schedule)			81,131	81,131
Distribution to shareholder			(149,062)	(149,062)
Balance - October 31, 2009	$7,500	$109,558	$264,074	$381,132

See Accountant's Report

DAVID SHERMAN & COMPANY

Computation of Net Capital

For the Year Ended October 31, 2009

Total shareholder's equity from statement of financial condition	$381,132
Net Capital	$381,132
Minimum net capital requirements (6 2/3% X $ 6,392)	$426
Minimum dollar net capital requirement	$5,000
Minimum requirement	$5,000
Excess net capital	$376,132
Excess net capital at 1000%	$380,493
Total aggregated indebtedness	$6,392
Net capital	$381,132
Percentage of aggregate indebtedness to net capital	1.7%

See Accountant's Report

DAVID SHERMAN & COMPANY

Reconciliation Pursuant to Rule 17a-5(d)(4)

For the Year Ended October 31, 2009

Net capital, as previously reported	$381,132
Less adjustment per audit	0
Net capital, as reported herein	$381,132
Aggregated indebtedness, as previously reported	$6,392
Aggregated indebtedness, as reported herein	$6,392

See Accountant's Report

DAVID SHERMAN & COMPANY

Computation of Aggregated Indebtedness

For the Year Ended October 31, 2009

Total allowable liabilities from statement of financial condition	$6,392
Deduct: Special reserve bank account deposit [15c3-1 (c)(1)(vii)]	0
Total Aggregated Indebtedness	$6,392

See Accountant's Report

DAVID SHERMAN & COMPANY

SIPC Supplemental Report

For the Year Ended October 31, 2009

Schedule of assessment payments:

January 10, 2009 SIPC	$150
May 15, 2009 SIPC	16
Total Payments	$166

See Accountant's Report

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

450 Skokie Blvd., Suite 602
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

DAVID SHERMAN & COMPANY
Northbrook, Illinois 60062

We have examined the financial statements of DAVID SHERMAN & COMPANY, an Illinois corporation, for the year ended October 31, 2009 and have issued our report thereon dated November 23, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

The purpose of our study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the Company:

a) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e);

b) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

c) We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control. Our study and evaluation was more limited that would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of DAVID SHERMAN & COMPANY, is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of both control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs above.

Because of the inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also projections of any evaluation of the system to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly we do not express an opinion on the system of internal control of David Sherman & Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2009 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Bernstein & Pinchuk, P.C.

November 23, 2009